

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2021

Chu Chiu Kong
Chief Executive Officer
XPAC Acquisition Corp.
55 West 46th Street, 30th floor
New York, NY 10036

> **Re: XPAC Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed May 13, 2021**
> **File No. 333-256097**

Dear Mr. Kong:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Risk Factors, page 41

1. We note your risk factor disclosure on page 78 discloses that your warrant agreement has an exclusive forum clause which shall be applicable to any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement, including under the Securities Act, but that such provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Please ensure that the forum selection provision in Section 9.3 of your Form of Warrant Agreement filed as Exhibit 4.4 states this clearly or advise us how you will make future investors aware of the provision's limited applicability.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction